UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave, New York, NY 10001, USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” and “our” refer to DDC Enterprise Limited.

As of the date of this Report the following are issued and outstanding: 31,099,943 Class A Ordinary shares and 875,000 Class B Ordinary shares.

1. RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF DDC ENTERPRISE LIMITED

The Company held its Extraordinary General Meeting of Shareholders (the “Meeting”) on November 29, 2024. The Meeting was held with a quorum present. The following proposed resolutions were submitted for shareholder approval and each have been duly adopted at the Meeting (with the holder of the Class B Ordinary Shares, Norma Ka Yin Chu, abstaining from voting the Class B Ordinary Shares on Resolution 2) :

1.	as an ordinary resolution: to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and to authorize the audit committee of the Board of Directors of the Company (the “Board”) to fix the remuneration of the auditor;

2.	as a special resolution, that:

(a)	the Company consolidate each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, with a par value of US$0.016 each (the “Class A Ordinary Shares”), on a basis ranging from no consolidation to a consolidation of 1:25 (the “Share Consolidation”), with the exact amount within that range to be determined by the Board within one year of the date of the Meeting;

(b)	the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company; and

(c)	concurrently with the Share Consolidation being effectuated under (a) above:

(i)	increasing the authorized share capital by an additional US$ amount equal to the new par value determined under (a) multiplied by a number of Class A Ordinary Shares necessary to increase the total number of authorized Class A Ordinary Shares in the share capital of the Company to 200,000,000; and

(ii)	creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000 each with a nominal or par value of an amount equal to US$0.016 multiplied by the ratio of the Share Consolidation determined in (a) above each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company; and

3.	as an ordinary resolution: to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s Class A Ordinary Shares that can be awarded under the 2023 ESOP from 3,200,000 Class A Ordinary Shares to 5,200,000 Class A Ordinary Shares (such amounts are prior to any adjustment for the Share Consolidation).

2. RESIGNATION AND APPOINTMENT OF INDEPENDENT DIRECTOR

On November 30, 2024, the Company received a letter of resignation from Ms. Wei Qiao, tendering her resignation as an independent director of the Company and as a member of each of the Board committees. The decision of Ms. Qiao to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Ms. Qiao has confirmed that there is no disagreement with the Board and there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

On December 1, 2024, to fill the vacancy following the resignation of Ms. Qiao, the Board appointed Mr. George Lai as an independent director, a member of the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and chairman of the Board’s Audit Committee, effective immediately.

Mr. Lai, aged 47, has been the Chief Financial Officer of The9 Limited (NASDAQ: NCTY) since July 2008 and a member of its board of directors since January 2016. Currently, he also serves as an independent non-executive director and the chairman of the compensation committee of Qingdao Port International Co., Ltd. (SEHK: 06198). Prior to that, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

3. CANCELLATION AND GRANT OF OPTIONS

Cancellation of Share Options

The Company has previously granted options and/or restricted shares to purchase approximately the following Class A Ordinary Shares: (i) 1,285,272 options under option plans that pre-date the Company’s IPO and that are exercisable at prices above $1.50 per share, and (ii) 3,774,038 options and restricted shares under the Company’s 2023 Employee Share Option Plan (the “2023 ESOP”) (including 210,000 that were granted outside the 2023 ESOP in compliance with NYSE-American rules for new-hire grants but are subject to the terms of the 2023 ESOP) and substantially all of which have exercise prices in excess of the current price of the Company’s Class A Ordinary Shares (collectively (i) and (ii) are the “Underwater Grants”).

The Compensation Committee of the Board has determined that the Underwater Grants are providing little if any value to the Company and the option holders and the Compensation Committee deems it in the best interest of the Company and its shareholders to cancel the Underwater Grants, subject to acceptance by the holders of the Underwater Grants. The Compensation Committee has also determined that cancellation of the Underwater Options is not intended to constitute a re-pricing under NYSE-American rules and U.S. GAAP.

Therefore, on December 1, 2024, the Compensation Committee unanimously resolved that the Company shall offer to terminate all Underwater Grants pursuant to a termination agreement to be entered into between the Company and the holders of the Underwater Grants.

Grant of Share Options for Independent Directors

On December 1, 2024, the Compensation Committee of the Board unanimously resolved to grant share options and restricted share award under the 2023 ESOP to each independent director of the Company:

Independent Director	Amount of underlying Class A Ordinary Shares	Exercise Price	Type of Grant
Matthew Mouw	500,000	Most recent closing price of the Class A Ordinary Shares as quoted on NYSE American	Share Option
Samuel Shih	500,000	Most recent closing price of the Class A Ordinary Shares as quoted on NYSE American	Share Option
George Lai	500,000	NA	Restricted Share Award

4. ISSUANCE OF SHARES TO NEW INVESTORS AND EXISTING CREDITORS

Issuance of 39,050,115 Class A Ordinary Shares to Existing Creditors

The Company has entered into subscription agreements with a total of 11 existing creditors to issue an aggregate of 39,050,115 Class A Ordinary Shares upon conversion of loans in the aggregate amount of $5.9 million owed to them by the Company. The Class A Ordinary Shares will be issued at a per share price ranging between $0.15 and $0.22. This issuance includes 22,026,382 Class A Ordinary Shares to be issued to the Company's Chief Executive Officer and director, Ms. Norma Ka Yin Chu, on the same terms and conditions are other creditors participating in the conversion.

Issuance of 8,535,501 Class A Ordinary Shares to New Investors

The Company has also entered into subscription agreements with a total of six new investors to raise $1.6 million. In exchange, the Company will issue a total of 8,535,501 Class A Ordinary Shares to these investors at a per share price ranging between $0.19 and $0.30.

The issuances of shares described above are subject to typical closing conditions, including acceptance of a listing application with the NYSE-American, which are expected to be completed by December 31, 2024. The issuances will be conducted in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and the rules and regulations promulgated thereunder, including Regulation D. The issuances of securities did not involve a “public offering” based upon the following factors: (i) the issuances of the securities were isolated private transactions; (ii) a limited number of securities were issued to a limited number of investors and creditors; (iii) there were no public solicitations; (iv) each investor and creditor represented that he/she was an “accredited investor”; (v) the investment intent of the investors and creditors; and (vi) the restriction on transferability of the securities issued.

Forward-Looking Statements

Certain statements in this Report are forward-looking statements, including, for example, statements about completion of the share issuances, growth and expansion and closing of the financing with existing creditors and new investors. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: December 4, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer